Exhibit 99.1

Auris Medical Announces Receipt of Nasdaq Notice

Zug, Switzerland, August 24, 2017 – Auris Medical Holding AG (“the Company”, NASDAQ: EARS), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology, today announced that on August 18, 2017, it received written notification from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) indicating that based on the Company’s stockholders’ equity of $5.57 million for the period ended June 30, 2017, the Company is no longer in compliance with the minimum stockholders’ equity requirement of $10.00 million as set forth in Nasdaq Listing Rule 5450(b)(1)(A) for continued listing on the Nasdaq Global Market. This Nasdaq notification does not result in the immediate delisting of the Company’s common shares, and the shares will continue to trade uninterrupted under the symbol “EARS.”

As previously announced on March 31, 2017, the Company received written notice from Nasdaq indicating that the Company did not meet the minimum bid price requirement as set forth in Nasdaq Listing Rule 5450(a)(1).

The Company has until September 26, 2017 to regain compliance with Nasdaq’s minimum bid price requirement of $1.00 and until October 2, 2017 to submit a plan to regain compliance with the minimum stockholders’ equity requirement. In the event the Company does not regain compliance with these requirements by the relevant deadlines, the Company may transfer to the Nasdaq Capital Market, which has a lower minimum stockholders’ equity requirement, where it may be eligible for an additional 180 calendar day grace period to regain compliance with the minimum bid price requirement.

About Auris Medical

Auris Medical is a Swiss biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in neurotology. The company is focused on the Phase 3 development of treatments for acute inner ear hearing loss (AM-111) and for acute inner ear tinnitus (Keyzilen®; AM-101) by way of intratympanic administration with biocompatible gel formulations. In addition, Auris Medical is developing intranasal betahistine for Meniere’s disease and other vestibular disorders (AM-125) as well as early-stage research and development projects. The Company was founded in 2003 and is headquartered in Zug, Switzerland. The shares of Auris Medical Holding AG trade on the NASDAQ Global Market under the symbol “EARS.”

Auris Medical Holding AG • Bahnhofstrasse 21 • CH-6300 Zug • Tel. +41 41 729 71 94 • www.aurismedical.com

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, Auris Medical’s need for and ability to raise substantial additional funding to continue the development of its product candidates, the timing and conduct of clinical trials of Auris Medical’s product candidates, including the likelihood that the TACTT3 clinical trial with Keyzilen® will not meet its endpoints, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F and future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Company contact: Cindy McGee, Head of Investor Relations and Corporate Communications, +41 61 201 1350, investors@aurismedical.com

Media contact: David Schull, Russo Partners, 1-858-717-2310, david.schull@russopartnersllc.com